SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

News Release	April 6, 2006 at 15.15 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso launches offering of 10-year and 30-year 144A/Regulation S USD notes

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that it is offering to sell additional notes due 2016 (the “additional notes”) for cash, which are fungible with the new notes (the “new notes”) offered in the Exchange Offer launched on 14 March 2006. The additional notes and the new notes are expected to have an aggregate principal amount of at least USD 500 000 000. According to Stora Enso’s early participation results announcement on 28 March 2006, approximately USD 273 729 000 in aggregate principal amount of Stora Enso’s 7.375% notes due 2011 had been validly tendered as of 27 March 2006 in exchange for new notes.

In addition, concurrently with the issuance of the additional notes, Stora Enso is offering to sell for cash 30-year notes (the “longer dated notes”) in a separate tranche with an aggregate principal amount expected to be approximately USD 250 000 000.

Both the additional notes and the longer dated notes will be priced following a bookbuilding process subject to market conditions with an expected settlement date of 13 April 2006. The proceeds of the offering will be used to repay short-term debt as well as for general corporate purposes.

The offer is based on and subject to the conditions in the Preliminary Offering Memorandum, dated 6 April 2006. The additional notes and longer dated notes have not been and will not be registered with the US Securities and Exchange Commission under the US Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to, or for the account or benefit of, US persons absent registration or an applicable exemption from the registration requirements of the Securities Act. Restrictions may apply in other jurisdictions; see the Preliminary Offering Memorandum dated 6 April 2006 for details.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America, tel. 715 422 4023

www.storaenso.com

www.storaenso.com/debt

Stora Enso is an integrated paper, packaging, and forest products company, producing publication and fine paper, packaging board, and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm, and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 6, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel